EXHIBIT 1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com
News Release
Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THE THOMSON CORPORATION DISCUSSES ITS BUSINESS MODEL, MARKET CONDITIONS AND GROWTH STRATEGY AT THOMSON INVESTOR DAY

(Unless otherwise stated, all amounts are in US dollars)

        STAMFORD, Conn. and TORONTO, October 1, 2002 — Executives from The Thomson Corporation (NYSE: TOC; TSX: TOC) discussed the Corporation's growth strategy and overall market conditions, and detailed growth drivers for each of its core markets today at a Corporate-sponsored conference at Thomson Financial headquarters, in New York City.

        President and CEO Richard J. Harrington discussed in detail the significant strengths Thomson employs that differentiate it in the marketplace: "The first is our reach. We have one of the world's largest portfolios of must-have information across a broad and complementary set of information businesses. Secondly, the common business model we apply across our businesses allows us to leverage not only the content and technology — but the expertise at building effective information solutions. And, thirdly, we have carefully selected specific segments within each market in which to compete."

        Mr. Harrington said that despite challenging market conditions, he believed that the Corporation's well-defined strategy and commitment to executing on that strategy will enable Thomson to continue to grow market share, improve returns and drive free cash flow.

        Mr. Harrington commented: "As we assembled our information business, we followed a carefully conceived business model. First, we focused on the markets that would give us the greatest opportunities for growth and returns. The markets we selected — legal and regulatory, learning, financial and scientific and healthcare — are all global, information dependent and technology savvy. As we added businesses, we focused on businesses that would give us enhanced depth of content, innovative technology and applications or the ability to build and leverage scale. We applied this common business model across all of our markets, giving us the ability to marry must-have information with technology and applications to help customers make better decisions faster. It is our ability to leverage this business model that is the key to our ongoing growth in revenues, returns and free cash flow."

Business Highlights

        Business Highlights from the presentations follow:

  •
  Thomson continues to expand its position in the legal online services market through West and to introduce new strategic initiatives within the Legal and Regulatory group to expand into software solutions and international markets. While there has been softness in the business information and news sector, Legal and Regulatory continues to be well-positioned to be the global leader in its market and a significant Thomson contributor.

  •
  Thomson has progressed ahead of schedule in realizing synergies and integrating assets from last year's Harcourt asset acquisition. Within the Learning group, the higher education sector is on track to experience another strong year as Thomson continues to leverage scale and take advantage of opportunities in international markets. Growth in corporate training and reference businesses has slowed, but Learning has recently formed significant partnerships with IBM and General Motors to provide comprehensive on-line learning solutions.

  •
  In this challenging market environment, the Financial group is focused on driving improved efficiency and margin growth by leveraging content, technology and market penetration and integrating key functions. Executives indicated that they expect the difficult economic conditions to continue to impact the business through 2003.

  •
  The Scientific and Healthcare group was recently realigned into strategic business units that match up with customer verticals, enabling the business to focus on market segments with the greatest opportunities for growth. Expanding vertical market solutions to the end user and enhancing solutions offerings are key objectives in growing revenue and EBITDA.

Financial Outlook

        The Company re-affirmed that it was on track to expand margins, grow EBITDA and achieve revenue growth for the year, consistent with expectations communicated previously.

        Thomson posted a simultaneous webcast of today's Investor Day Presentations on its website, www.thomson.com. To access an archived replay, go to www.thomson.com, click on the "Investors" tab at the top of the page, then "Management Presentations".

The Thomson Corporation

        The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

        This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.